RANCHO AFFORDABLE LIVING LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

$1,235,000

Promissory Notes

March 31, 2025

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Rancho Affordable Living LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 11, 2024
Kind of Entity	Limited liability company
Street Address	5280 S. Eastern Ave, Suite G3 Las Vegas, Nevada 89119
Website Address	https://www.proactivefunds.com/

	Since Inception
Total Assets	$0
Cash & Equivalents	$0
Account Receivable	$0
Short-Term Debt	$0
Long-Term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Name	Canaan Van Williams	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** 01/11/2024
Business Experience During Last Three Years (Brief Description)	Repositioning properties and fund management. Experience in affordable housing, value-add & manufactured homes and in social services housing.	
Principal Occupation During Last Three Years	Real Estate, Portfolio Management, Value-Add housing, Affordable Housing, and Social Impact Housing	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes ____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Proactive Realty Income Fund, LLC	**Business:** Real Estate, Portfolio Management, Value-Add housing, Affordable Housing, and Social Impact Housing

Dr. Canaan Van Williams, the visionary founder and managing director of the Proactive Realty Income Fund, LLC (PRIF), has dedicated over 25 years to transforming the real estate investment landscape. With a profound commitment to social entrepreneurship and impact investing, Dr. Van has skillfully directed his expertise toward revitalizing distressed properties into high-quality, affordable housing, particularly in underserved and working-class communities.

Dr. Van holds a PhD in Psychology from Madison University and is a Certified Private Equity Professional (CPEP). He also maintains certifications as a Registered Property Manager, a Certified Business Mediator, and in green property management, further underscoring his holistic and informed approach to real estate development.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Proactive Realty Income Fund 3 LLC, Canaan Williams, Manager
Ownership	100% of the Membership Interests of the Company

§227.201(d) – The Company's Business and Business Plan

The following is a summary of our business plan. Please See Exhibit A for additional information.

At Rancho Affordable Living, LLC, we see a future where community and capital not only coexist but synergize to foster transformative growth and resilience. Our vision transcends traditional property development; it embodies a steadfast commitment to revitalizing distressed properties and converting them into thriving, secure, and welcoming manufactured home communities. Inspired by successful models like the [ProActive Realty Income Fund](#), which has proven the lucrative potential of marrying social responsibility with real estate investment, we embrace a "grave dancer" approach combined with a heartfelt dedication to community service to create an innovative affordable housing solution!

Background

Affordable housing is always in great demand. According to [Housing Finance Magazine](#), the U.S. is short over 7 million units, which places tremendous strain on low-income people to find housing within their financial means. Las Vegas alone is short 83,994 affordable units as reported by the [National Low Income Housing Coalition](#). The Company Rancho Affordable Living, LLC's plans business strategy is to purchase the property located at 1750 North Rancho Drive in Las Vegas, Nevada (the "Property") and place 23 brand new factory-built manufactured houses on the Property, to rent as affordable option to low-income tenants.

The company will place both 2 bedroom/1 bath and 2 bedroom/2 bath new manufactured homes. The 2 bedroom/1 bath will rent for $800 per month and the 2 bedroom/2 bathroom units will rent for $850 per month. [According to Zillow,](#) these 2 bedroom 2 bath properties rent for between $1,295 and $2,250 per month. [The U.S. Department of Housing and Urban Development](#) defines an "affordable home" as one that a household can obtain for 30 percent or less of its annual income. Nevada faces a critical shortfall of affordable housing for low-income individuals and families. Closing the gap and ensuring a steady pipeline of new affordable housing, as well as preserving existing affordable housing, is critical to the state's long-term success.

We plan to increase affordable housing rental supply, while simultaneously providing returns to investors. To accomplish this, upfront capital is usually required. Rancho Affordable Living, LLC expects to provide immediate income to investors while simultaneously increasing the affordable housing supply and improving the lives of those who live in the community, with Sustainable Housing.

To date, the Manager has returned nearly **$3 million to investors through exceptional fund stewardship, meticulous attention to detail, exemplary industry expertise, and an unequivocal commitment to its mission of affordable housing. **The Proactive Realty Income Fund, LLC.

Why this project?

There is tremendous demand in Las Vegas (Clark County) for affordable housing. The Low Income Housing Coalition reported that the area is short of nearly 84,000 affordable units. The Company Rancho Affordable Housing, LLC intends to play a small part in moving families out of shelters or short-term weekly rental properties and into long-term quality rental affordable housing.

The Company plans to house: Rancho Affordable Housing, LLC which will help with the following:

- Those seeking second-chance housing
- Section 8 voucher recipients
- Those with social service subsidies
- Homeless veterans
- Homeless undocumented families and individuals
- City & County of Las Vegas Nevada

Why this neighborhood?

Gentrification in the surrounding area displaces low-income people. Rancho Affordable Living, LLC will increase the affordable housing supply in this neighborhood, which is situated on a main bus line that will increase transportation access for those in the park (work, school, cultural assets, medical access, etc.).

- Is it a renovation or a new building?

  - 23 new factory-built Manufactured homes to be placed and rented.

  - 2 Bed / 1 bath and 2 Bed / 2 Bath models

  - Rancho Affordable Living, LLC will bring in new Manufactured homes – some at cost – and pass cost savings to residents via Affordable Housing

- Residential, office, or retail?

  - Residential

- How big?

  - 1.66 acres

- Where is it located?

  - 1750 North Rancho Dr., Las Vegas 89106, Parcel: 139-19-803-001

- What's the project timeline?

- 36 months from the close of the offering, a minimum of 24 months of Note targeted interest paid

- Do you have an architect, drawings, and zoning approval?

    - Yes, we have zone approval (H-2 Zoning)

- What's your timeline?

    - Up to eight months to raise the needed capital.

Building Green Futures: How Rancho Affordable Living, LLC is Revolutionizing Sustainable Homeownership

At Rancho Affordable Living, LLC, our commitment to sustainability and energy efficiency isn't just about building homes—it's about shaping futures and safeguarding the environment. Each home we construct is a beacon of innovation and environmental responsibility, designed not only to reduce energy consumption but also to offer residents long-term savings and a healthier living environment.

Harnessing Advanced Technology for Efficiency

Our homes feature LUX Argon Gas Low-E Windows, which significantly enhance thermal insulation. This cutting-edge technology involves filling the space between panes with Argon gas and applying low-emissivity (Low-E) treatments, which minimize the amount of infrared and ultraviolet light that passes through the glass without compromising the amount of transmitted visible light. The result is homes that stay warmer in the winter and cooler in the summer, reducing the need for heating and air conditioning.

Building Beyond Today's Standards

We are proud that our properties meet the rigorous Zero Energy Ready Home specifications for Thermal Zones 1 or 2. This certification ensures that each home is constructed with the future in mind, ready to deliver optimal energy performance and ready to be fully zero-energy capable.

Ready for Renewable Energy

Embracing the shift toward renewable energy, our homes are solar and wind-ready, offering new homeowners the opportunity to harness these natural resources to power their homes, thereby further reducing their ecological footprint and energy costs.

Innovative Heating and Cooling Solutions

Our use of Rheem Hybrid Heat Pump Water Heaters and Smart Comfort HVAC Heat Pumps exemplifies our approach to utilizing advanced systems that offer greater efficiency. These systems use less energy than traditional methods by effectively transferring heat rather than generating it, thus ensuring efficient temperature regulation with lower energy use.

Smart Home Features

Integration of Ecobee Smart Thermostats allows homeowners to tailor their heating and cooling usage based on real-time data and personal schedules, optimizing energy use throughout the day and reducing unnecessary energy consumption.

Energy Star Certified Appliances

Each home is equipped with Energy Star-certified appliances, including Frigidaire dishwashers and refrigerators, ensuring that every appliance offers maximum efficiency and helps lower utility bills. Even our lighting solutions are designed with energy conservation in mind, utilizing LED lighting to provide high-quality, low-energy illumination.

Sustainable Practices in Every Detail

From Energy Star-certified ventilation fans to electric systems built for efficiency, every aspect of our homes is designed with sustainability in focus. The homes are even DOE Certified Zero Energy, capable of producing as much energy as they consume, thanks to high-efficiency construction and integrated renewable energy resources.

Join Us on This Journey

Investing in Rancho Affordable Living means more than just securing a financial return. It's an opportunity to be part of a movement that values resource conservation and environmental responsibility. It's a chance to invest in a project that stands at the forefront of the sustainable housing market, offering homes that do more than house residents—they improve lives and protect the planet.

Your Investment Has Power

By choosing to invest with Rancho Affordable Living, LLC, you are not just supporting the construction of homes—you are promoting a lifestyle of sustainability and efficiency. You are providing families with affordable housing solutions that also contribute to their health and the health of the planet. Join us today to make a tangible impact on the world, one home at a time. Together, we can build a future where every home contributes to a cleaner, greener world.

Affordable Housing Revolution: The Legacy of Manufactured Homes

As housing costs rise, manufactured homes stand out as [a cost-effective and efficient solution to the affordable housing crisis](#). The "Legacy" models exemplify affordability, offering [rapid construction and customizable options](#) that cater to diverse homeowner needs while ensuring quality and comfort.

Cost Efficiency and Speed

Manufactured homes like the "Legacy" series are significantly more affordable than traditional site-built homes due to streamlined factory processes that reduce construction and assembly costs. These homes are built in about a third of the time required for traditional construction, arriving at the site nearly complete for quick installation.

Customization and Safety

Despite their affordability, "Legacy" homes offer extensive customization from floor plans to finishes, allowing for personalization without sacrificing safety. Adhering to strict HUD safety and environmental standards, these homes are built to withstand regional challenges like hurricanes, ensuring durability and safety.

Sustainability

The "Legacy" models are environmentally friendly, using fewer materials and generating less waste. They feature energy-saving elements that reduce utility bills and environmental impact, promoting a sustainable lifestyle.

Rancho Affordable Living, LLC presents a premier investment opportunity that leverages the distinctive dynamics of the Las Vegas real estate market to generate both significant social impact and robust financial returns. When you invest with us, you're investing more than just capital; you're investing in people, in communities, and a sustainable future. Come, join us on this transformative journey as we convert opportunities into homes and investments into enduring legacies. Let's build something great together, where your investment does more than grow—it changes lives.

§227.201(e) – Number of Employees

The Company currently has 1 employee.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional Risk Factors:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

1. The company may use a combination of debt and equity to acquire properties. If mortgage interest rates climb, the company's holding costs may increase and potentially have a negative impact on financial performance.

2. If labor and material costs increase broadly, the Company's cost of construction may increase and could potentially have a negative impact on financial performance.

3. Company value depends in part on the future value of the property it owns, its ability to collect rent from occupants and the continuation of state, local and federal housing subsidies. Individual properties may still be subject to significant factors negatively affecting value, including a downturn in employment, an unexpected surplus of similar properties, and other factors. Moreover, there is no guarantee that property values will continue to appreciate at historic rates. Falling property values may result in losses to the Company and may significantly increase the holding period associated with individual properties to allow the market to stabilize and allow for a more favorable sale or refinance price.

4. Investment in residential property is subject to the risks generally incident to the ownership of real property, including changes in general or local economic conditions, area values, interest rates, competition from other properties, availability of mortgage funds, real estate tax rates, occupancy rates, governmental rules and fiscal policies, increased operating
5. costs, environmental liabilities, acts of God including earthquake, and flood and other factors which are beyond the control of the Company.

6. Some local governments use zoning laws and other land use regulations to restrict or delay the construction of new manufactured homes or the establishment of a new community. If we encounter such delays it will impact our investment timeline and may cause us to incur additional costs, thereby lowering the return on investment

7. If a particular property is financed through the acquisition of mortgage indebtedness on the property, the investment may be subject to the risk of foreclosure. If the financing requires periodic payments, which are not supported by the income generated by the property, the Company's equity in the property could be reduced or eliminated through foreclosure.

8. The Company will arrange for comprehensive insurance, including such liability, fire and extended coverage on each property as is customarily obtained for similar properties in the same geographic locale. However, there are certain types of coverage (generally against losses of a catastrophic nature, such as earthquakes, hurricane and tropical storm, floods and wars), which are either unobtainable or prohibitively expensive. Should loss that is not covered by insurance occur to a property, the Company could lose both its invested capital and anticipated profits.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, without the consent of Investors, including these:

1. They could make bad decisions, harming the Company.
2. They could devote less time to the Company than it requires.
3. They could sell the Company or its assets too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.
4. They could enter into transactions with "insiders" on terms you believe are unfair to the Company.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

1. The risk that the person running the Company will do a bad job.
2. The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
3. The risk that your interests and the interests of the person running the Company aren't really aligned.
4. The risk that you will be "stuck" in the Company forever.
5. The risks that the actions taken by the person running the Company won't be to your liking or in your interest.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $50,000. If we have not raised at least the target amount by, March 31, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,235,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Soft Costs (pre-acquisition costs)	$37,500
Legal Fees	$7,500
Portal Setup Fee and Commissions	$5,000
TOTAL	**$50,000**

If we raise the maximum goal of $1,235,000:

Use of Money	How Much (approximately)
Soft Costs (pre-acquisition costs)	$35,000
Cost of land	$950,000
Purchase and install manufactured homes	$175,750
Portal Fees	$66,750
Legal Fees	$7,500
TOTAL	**$1,235,000**

§227.201(j) – The Investment Process

To Invest

● Review this Form C and the business plan, and the Offering Campaign Page
● If you decide to invest, press the Invest Now button
● Follow the instructions

The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on March 29, 2026 (48 hours before the offering deadline).

To cancel your investment, use the [Cancel] action from your Investor Dashboard.by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you

and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $1,000 Note you will pay $1,000.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to Investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in the Note. The form of the Note is attached hereto as Exhibit D.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus:

1. Interest of 6% annually, over a three-year term. Payments will be made to investors on a quarterly basis. Interest payments are expected to begin 90 days after promissory notes are issued, following the closing of this offering:
2. A bonus interest payment of 10% of the original principal amount or the promissory note at the maturity date of the promissory notes; and

A final balloon payment will be made to each investor when the promissory notes expire at the end of three years which will include the original investment made, the 10% bonus interest payment and any outstanding payments that are due on the annual interest payments.

See Exhibit E: Promissory Note for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Manager's consent.
- If you want to sell your Note the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 25% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company currently has no other members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Canaan Van Williams owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Williams effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through he Company is offering its securities through Silicon Prairie Capital Partners LLC, which is a "Broker Dealer registered with the Securities and Exchange Commission and FINRA. The SEC File number is 008-69625 and the Broker Dealer CIKnumber is 0001640943, and the CRD number is 226591§227.201(o) – Compensation of the Funding Portal

The Company will compensate Silicon Prairie Capital Partners LLC as follows:

An initial fee of $5,000; plus

A success fee equal to 5% Cash on funds raised up to $5,000,000.

Silicon Prairie Capital Partners LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Silicon Prairie Capital Partners LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $11,350 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None	N/A	N/A	N/A	

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the laws of the state of Nevada on January 11, 2024. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

None of the officers, directors or other designated persons are subject to the disqualification provisions of Regulation Crowdfunding.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $50,000. You can track our progress in raising money under this Reg CF Offering at https://proactivefunds.sppx.io/.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.proactivefunds.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.